David Schubauer, Esq.

Tel 305-350-7208

Fax 305-351-2272

dschubauer@bilzin.com

October 17, 2013

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Edwin Kim, Attorney-Advisor
Maryse Mills-Apenteng, Special Counsel

Re:	Net Element International, Inc.
Preliminary Merger Proxy Statement on Schedule 14A
Filed September 27, 2013
File No. 001-34887

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Securities and Exchange Commission (the "Commission") as set forth in a comment letter dated October 10, 2013 (the "Comment Letter") relating to the above-referenced Preliminary Merger Proxy Statement on Schedule 14A (the "Filing") of Net Element International, Inc. (the "Company"). As more specifically described below, attached hereto as Exhibit A ("Exhibit A") is a draft of the proposed revisions to the Filing in response to such comments. Exhibit A is in redlining format to show changes compared to disclosures in the original Filing. The revisions described in the below responses refer to the disclosures as set forth on Exhibit A.

Proposal 8, Approval of the Issuance, Including for the Purposes of NASDAQ …, page 34

1.	Please revise to clarify the percentage ownership of MUSIC 1 LLC (a/k/a OOO Music1) that you contributed to T1T Lab, LLC on September 25, 2013.

Response

The disclosures were revised in the sixth paragraph under "Background of the K1 Issuance" to clarify the percentage ownership of MUSIC 1 LLC (a/k/a OOO Music1) that the Company contributed to T1T Lab, LLC on September 25, 2013.

Division of Corporation Finance

U.S. Securities and Exchange Commission

October 17, 2013

2.	Please revise to clarify the legal consequence to you of transferring the K1 Note to MUSIC 1 LLC, including whether you remain liable for the principal amount of the note should MUSIC 1 LLC default. You should address that the note, filed as Exhibit 10.7 with your Form 10-Q filed August 19, 2013, prohibits the assignability of the note.

Response

The disclosures were revised in the first paragraph under "Background of the K1 Issuance" to clarify the legal consequence to the Company of transferring the K1 Note to MUSIC 1 LLC, including whether the Company remains liable for the principal amount of the note should MUSIC 1 LLC default. We believe that the fact that the note states that it is not assignable is not material since K1 Holding's consent to the assignment would expressly include K1 Holding's agreement that the Company is no longer liable under the note and would be construed as a waiver or amendment to the non-assignability provision of the note.

3.	You disclose on page 34 that the K1 Note and related loan were conditioned upon a business development consulting agreement that would provide K1 Holding 10% ownership of your common stock; however, we were unable to locate any such provision in Exhibit 10.7. Please revise to clarify whether this condition was an oral condition and, if so, discuss whether it is binding under state law. Further, describe the consulting services that are to be provided by K1 Holding.

Response

The disclosures were revised in the second paragraph under "Background of the K1 Issuance" to clarify that the condition was set forth in the then current draft of the K1 Agreement. In addition, disclosures were added as the fourth paragraph under "Background of the K1 Issuance" describing the consulting services expected to be provided by K1 Holding.

4.	Please revise to clarify why you are seeking shareholder approval to issue up to 4% of your common stock to K1 Holding as consideration for consulting services when your initial terms provided for only a 2% contribution from you. Please provide a discussion of whether the terms may change and clarify, if true, that your contribution for the consulting agreement may be up to 4% of your total outstanding shares of common stock.

Response

The disclosures were revised by adding the third paragraph under "Background of the K1 Issuance" to clarify why the Company is seeking shareholder approval to issue up to 4% of its common stock to K1 Holding when the initial terms provided for only a 2% contribution from the Company. The disclosures in that paragraph also discuss that the terms may change and clarify that the Company's contribution is expected to be 4% of its total outstanding shares of common stock (instead of 2% as initially contemplated).

Division of Corporation Finance

U.S. Securities and Exchange Commission

October 17, 2013

5.	Please describe the consequences to you if your shareholders do not approve the issuance of up to 4% of your shares to K1 Holding or if you, entities affiliated with Mr. Zio, and K1 Holding are unable to execute a consulting agreement. In particular, please discuss any effect this may have on the K1 Note and the repayment date of May 14, 2015.

Response

The disclosures were revised by adding the fifth paragraph under "Background of the K1 Issuance" describing the potential consequences to the Company if the parties do not enter into the K1 Agreement and/or the consulting agreement or if the Company's shareholders do not approve the issuance of up to 4% of the Company's shares to K1 Holding.

The Company has authorized me to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing appropriately addresses the issues raised by the Staff’s comment letter. Thank you in advance for your prompt review and assistance.

Very truly yours,

/s/ David Schubauer
David Schubauer, Esq.

cc:	Oleg Firer, Chief Executive Officer (via electronic mail)
Jonathan New, Chief Financial Officer (via electronic mail)
Steven Wolberg, Chief Legal Officer (via electronic mail)

Exhibit A

PROPOSAL 8

APPROVAL OF THE ISSUANCE, INCLUDING FOR PURPOSES OF NASDAQ LISTING RULE 5635, OF UP TO 4% OF THE COMPANY'S ISSUED AND OUTSTANDING COMMON STOCK AS OF THE DATE OF ISSUANCE OF SUCH SHARES TO K 1 HOLDING LIMITED

As described further below, the Company is negotiating a letter agreement (the "K1 Agreement") that would require the Company to issue to K 1 Holding Limited ("K1 Holding") a number of restricted shares of Common Stock of the Company equal to up to 4% of the total issued and outstanding shares of Common Stock of the Company at the time of issuance. The K1 Agreement is proposed to be entered into by the Company with TGR Capital, LLC and K1 Holding. K1 Holding is an affiliate of Igor Yakovlevich Krutoy. Mr. Krutoy, through K1 Holding, owns a 33% equity interest in MUSIC 1 LLC (a/k/a OOO Music~~1,~~1), a former subsidiary of the Company. TGR Capital, LLC is an affiliate of the Company's director and majority shareholder, Mike Zoi.

Background of the K1 Issuance

On May 14, 2013, the Company executed and delivered to K1 Holding a promissory note, dated May 13, 2013 (the "K1 Note"), in the principal amount of $2 million, in connection with a loan in such amount made by K1 Holding to the Company. Amounts payable pursuant to the K1 Note do not accrue interest. The outstanding principal balance of the K1 Note is required to be repaid no later than May 14, 2015 and may be prepaid in whole or in part at any time without penalty or charge. As described further below, on September 25, 2013, T1T Lab, LLC, which is an affiliate of Mike Zoi, assumed the Company's obligations under the K1 Note. As a result, T1T Lab is obligated to repay the entire principal amount of the K1 Note. Although K1 Holding has verbally indicated its agreement to the assignment of the K1 Note to T1T Lab, the Company has not yet received from K1 Holding its written consent to the assignment. Unless and until that written consent is obtained, it is likely that the Company will remain liable to repay the principal amount of the K1 Note in the event T1T Lab defaults on its obligation to repay the K1 Note.

At the time the K1 Note was entered into by the Company and the related loan made by K1 Holding to the Company, the Company was negotiating the K1 Agreement~~, which at such~~. The draft of the K1 Agreement at that time ~~contemplated~~provided that, as a condition to K1 Holding making the foregoing loan to the Company and to K1 Holding entering into an agreement to provide certain business development consulting services to the Company, (i) the Company would issue to K1 Holding a number of restricted shares of Common Stock of the Company equal to 2% of the total issued and outstanding shares of Common Stock of the Company at the time of issuance and (ii) TGR Capital, LLC would transfer to K1 Holding such number of restricted shares of Common Stock of the Company as is needed to bring K1 Holding's and Mr. Krutoy's aggregate beneficial ownership of Common Stock of the Company to 10% of the total issued and outstanding shares of Common Stock of the Company at the time of such transfer.

As of the date of this proxy statement, the parties have agreed in principal that, pursuant to the K1 Agreement, (i) the Company would issue to K1 Holding a number of restricted shares of Common Stock of the Company equal to 4% (instead of 2% as initially contemplated) of the total issued and outstanding shares of Common Stock of the Company at the time of issuance and (ii) TGR Capital, LLC would transfer to K1 Holding such number of restricted shares of Common Stock of the Company as is needed to bring K1 Holding's and Mr. Krutoy's aggregate beneficial ownership of Common Stock of the Company to 10% of the total issued and outstanding shares of Common Stock of the Company at the time of such transfer (decreasing the amount of shares required to be transferred by TGR Capital, LLC to K1 Holding from 8% to 6% of the total issued and outstanding shares of Common Stock of the Company). However, since as of the date of this proxy statement the K1 Agreement has not yet been finalized or entered into by the parties, the foregoing provisions remain subject to continuing negotiations and subject to entering into a definitive binding agreement, and therefore such provisions are not binding on the Company and are subject to change.

Similarly, the consulting services agreement described above also has not been finalized or entered into by the parties as of the date of this proxy statement. As of the date of this proxy statement, the current draft of such consulting services agreement provides that K1 Holding would provide investor relations services for the Company and its affiliates outside the United States and that K1 Holding would assist the Company and its affiliates with future negotiations and maintaining their relationship with Mobile TeleSystems OJSC, MegaFon OJSC, OJSC VimpelCom (a/k/a Beeline) and their respective affiliates. The Company's subsidiary, TOT Money, has agreements to provide mobile payment processing services for electronic payments using SMS (short message services, which is a text messaging service) and MMS (multimedia message services) initiated by the mobile phone subscribers of each of Mobile TeleSystems OJSC, MegaFon OJSC and OJSC VimpelCom in Russia. Since as of the date of this proxy statement such consulting services agreement has not yet been finalized or entered into by the parties, the scope of services to be provided by K1 Holding remains subject to continuing negotiations and subject to entering into a definitive binding agreement, and therefore the scope of services to be provided by K1 Holding could change.

A-1

In the event that the parties do not agree upon and finalize and enter into the K1 Agreement and/or the consulting services agreement described above (or if the Company's shareholders do not approve the issuance of up to 4% of the total issued and outstanding shares of Common Stock of the Company pursuant to this Proposal 8), then the Company will not issue to K1 Holding the shares of Common Stock that are the subject of this Proposal 8. If the K1 Agreement is not finalized and entered into (or if the Company's shareholders do not approve the issuance of up to 4% of the total issued and outstanding shares of Common Stock of the Company pursuant to this Proposal 8), then it is unlikely that K1 Holding would enter into the consulting services agreement, which could result in material negative effects on the Company's and TOT Money's relationships and agreements with one or more of Mobile TeleSystems OJSC, MegaFon OJSC and OJSC VimpelCom, which could materially adversely affect TOT Money's revenues. The failure of the parties to finalize and enter into either the K1 Agreement or the consulting services agreement or the failure of the Company's shareholders to approve the issuance of up to 4% of the total issued and outstanding shares of Common Stock of the Company pursuant to this Proposal 8 will not have any effect on the Company's or T1T Lab's obligations under the K1 Note or the repayment date of May 14, 2015.

On September 25, 2013, the Company contributed all of its participation interest in MUSIC 1 LLC (~~aka OOO Music1~~constituting a 67% equity interest in MUSIC 1 LLC) and all of its membership interests in its other online media subsidiaries (referred to herein collectively as the Company's "entertainment assets") to T1T Lab, LLC in order to focus the Company's business operations on mobile payments, transactional services and related technologies and to reduce the significant expenses associated with developing and maintaining the entertainment assets. In exchange for transferring its entertainment assets to T1T Lab and agreeing to make an initial capital contribution to T1T Lab in the amount of $1,259,000, the Company was issued a 10% membership interest in T1T Lab and T1T Lab assumed $2,162,158 in liabilities (including $2,000,000 owed by the Company to K1 Holding pursuant to the K1 Note) related to the disposed subsidiaries. In addition, all intercompany loans payable by the disposed subsidiaries to the Company, on the one hand, and by the Company to the disposed subsidiaries, on the other hand, were forgiven by the Company and T1T Lab (as applicable). Total intercompany loans forgiven by the Company, net of the total intercompany loans forgiven by the disposed subsidiaries, was approximately $9,864,602. The remaining 90% membership interest in T1T Lab is owned by T1T Group, LLC, which is wholly-owned by Enerfund, LLC (which is wholly-owned by Mike Zoi).

As ~~of the date of this proxy statement, the K1 Agreement has not yet been finalized or entered into by the parties. However~~described above, the Company expects that the K1 Agreement, when finalized and entered into, will require the Company to issue to K1 Holding a number of restricted shares of Common Stock of the Company equal to up to 4% of the total issued and outstanding shares of Common Stock of the Company at the time of issuance. ~~Since~~However, since as of the date of this proxy statement the K1 Agreement ~~is being negotiated and has not yet been finalized,~~and the related consulting services agreement described above are subject to continuing negotiations and subject to entering into definitive binding agreements, the specific terms and provisions of those agreements could change and there is no assurance that the Company ultimately will issue such shares of Common Stock to K1 Holding.

Reason for Seeking Shareholder Approval

Because our Common Stock is listed on The NASDAQ Capital Market, we are subject to NASDAQ's rules and regulations. NASDAQ Listing Rule 5635(c) requires shareholder approval prior to the issuance of securities when any equity compensation arrangement is made or materially amended, pursuant to which stock may be acquired by officers, directors, employees or consultants. The Board is submitting to the shareholders for their approval the issuance of such number of shares of Common Stock of the Company equal to up to 4% of the Company's issued and outstanding Common Stock as of the date of issuance of such shares to K1 Holding because it is contemplated that a portion of such shares of Common Stock would be issued as consideration for consulting services.

A-2

Required Vote

The issuance of shares of Common Stock to K1 Holding as described above will be approved if the majority of shares present in person or represented by proxy at the annual meeting and entitled to vote on the proposal vote for approval of Proposal 8. Abstentions and broker non-votes are not counted in determining the number of shares voted for or against Proposal 8. However, abstentions and broker non-votes will be counted as entitled to vote and will, therefore, have the same effect as a vote against Proposal 8. Mike Zoi, our majority shareholder and one of our directors, has indicated that he intends to vote in favor of Proposal 8.

The Board recommends a vote FOR the proposal to approve the issuance of the shares of Common Stock to K1 Holding pursuant to this Proposal 8.

A-3